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WHITE & CASE
LIMITED LIABILITY PARTNERSHIP

601 THIRTEENTH STREET, N.W.
SUITE 600 SOUTH
WASHINGTON, D.C. 20005-3807

TELEPHONE: (1-202) 626-3600
[redacted]2) 639-9355

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BAHRAIN
JEDDAH
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MEXICO CITY
SÃO PAULO

JOHANNESBURG

August 14, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20005

Re: Sahaviriya Steel Industries Public Company Limited
Commission File No. 82-5008

Ladies and Gentlemen:

On behalf of our client, Sahaviriya Industries Public Company Limited (the "Company"), we enclose herewith for submission with the Securities and Exchange Commission pursuant to Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, as amended, the reviewed financial statements of Sahaviriya Steel Industries PLC and subsidiary for the quarter ended June 30, 2002 and an explanation of the difference in result of operation for the quarter ended June 30, 2002 and 2001submitted to The Stock Exchange of Thailand on August 13, 2002.

Please contact Adedayo Idowu of this office at (202) 626-3671 or Sittichai Thiensathaporn, the Company's representative, at (662) 238-3063 if you have any questions regarding this submission. Please acknowledge receipt of the enclosed by stamping and returning to our messenger the enclosed copy of this letter.

Sincerely,

White & Case, LLP

P

Enclosure

dlw 8/19

บริษัท สหวิริยาสตีลอินดัสตรี จำกัด (มหาชน)
SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED

SSI

ISO 9002
ISO 14001

สำนักงานกรุงเทพ 28/1 อาคารประภาวิทย์ ชั้น 2-3 ถ.สุรศักดิ์ แขวงสีลม เขตบางรัก กรุงเทพฯ 10500 ทะเบียนเลขที่ บมจ. 315 Tel : (662) 2383063 (Auto 20 Lines), 6300280 (Auto 7 Lines)
HEAD OFFICE 28/1 Prapawit Bldg., 2-3 Fl., Surasak Rd., Silom, Bangrak, Bangkok 10500 Thailand Fax : (662) 2368890, 2368892, 6300

โรงงาน 9 หมู่ 7 ต.แม่รำพึง อ.บางสะพาน จ.ประจวบคีรีขันธ์ 77140 Tel : (6632) 691403 (Auto 9 Lines)
PLANT OFFICE 9 M. 7 T.Maerampheung, Bangsaphan, Prachuapkhirikhan 77140 Thailand Fax : (6632) 691416, 691421
http://www.ssi-steel.com

Our Ref: SEC. 062/2002 August 13, 2002

Re : Submission of reviewed financial statements of Sahaviriya Steel Industries PCL and Subsidiary for the quarter ended June 30, 2002 and explanation of difference in result of operation for the quarter ended June 30, 2002 and 2001

Attn : The President
The Stock Exchange of Thailand

We, Sahaviriya Steel Industries Public Company Limited, hereby submit our explanation of the causes of difference between the result of business operation for the quarter ended June 30, 2002 and 2001 which is higher than 20 percent as follows:

1) The company realized 5,504.0 million Baht revenue from sale of hot rolled coils (492,365 metric tonne at an averaged selling price of 11,179 Baht/MT), higher than 3,497.4 million Baht revenue during the same period in 2001 (331,326 MT at an averaged price of 10,556 Baht/MT). The company also recorded 76.6 million Baht sales of steel scrap compared with 46.2 million Baht during the same period of last year. The company and subsidiaries registered a gross profit from sales and service of 1,236.1 million Baht, compared with 309.2 million Baht gross profit from sales and service during the same period in 2001.

   The company and subsidiaries recorded 33.7 million Baht in other revenue (which included 21.0 million Baht gain from foreign exchange), while during the same period in 2001 the company recorded 14.5 million Baht in other revenue (which included 5.1 million Baht gain from foreign exchange)

2) Selling and administrative expenses of the company and subsidiaries amounted to 297.4 million Baht, compared with 129.6 million during the same period of last year Baht (which includes 5.1 million Baht reversal of provision for doubtful accounts).

3) The company and subsidiaries registered 972.3 million Baht profit before interest expenses and corporate income tax, compared with profit before interest expense and corporate income tax of 194.0 million Baht during the same period in 2001.

4) Interest expenses on short-term and long-term loan totaled 227.7 million Baht (consisting of 219.4 and 8.3 million Baht interest of the company and subsidiaries, respectively), lower than 254.4 million Baht interest expense during the same period in 2001 (consisting of 243.0 and 11.4 million Baht interest of the company and subsidiaries, respectively).

5) A subsidiary recorded accrued corporate income tax in the amount of 2.2 million Baht, compared with 1.2 million Baht during the same period in 2001.

6) The company and subsidiaries recorded gain before minority interest of 742.4 million Baht, compared with 61.5 million Baht loss during the same period in 2001.

7) After minority interest, the company and subsidiries realized a net profit of 711.1 million Baht, compared with a net loss of 82.5 million Baht during the same period last year.

8) The company recorded 70 million Baht gain from settlement of debts as an extraordinary item during the same period in 2001.

9) The company and subsidiaries registered a net profit of 711.1 million Baht, compared with a net loss of 12.5 million Baht in 2001.

From the above factors, the company's business operation in the quarter ended June 30, 2002 resulted in a net profit compared with a net loss during the same period in 2001 more than 20 percent, mainly due to increase in sales volume, metal spread between selling price and raw material cost though interest expenses is higher.

For your consideration.

Yours faithfully,

- Signature -	- Signature -
Mr. Kamol Juntima	Mr. Piya Viriyaprapaikit
Authorized Director	Authorized Director

บริษัท สหวิริยาสตีลอินดัสตรี จำกัด (มหาชน)
SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED

ISO 9002
ISO 14001

สำนักงานกรุงเทพ 28/1 อาคารประภาวิทย์ ชั้น 2-3 ถ.สุรศักดิ์ แขวงสีลม เขตบางรัก กรุงเทพฯ 10500 ทะเบียนเลขที่ บมจ. 315 Tel : (662) 2383063 (Auto 20 Lines), 6300280 (Auto 7 Lines)
HEAD OFFICE 28/1 Prapawit Bldg., 2-3 Fl., Surasak Rd., Silom, Bangrak, Bangkok 10500 Thailand Fax : (662) 2368890, 2368892, 6300287-8
โรงงาน 9 หมู่ 7 ต.แม่รำพึง อ.บางสะพาน จ.ประจวบคีรีขันธ์ 77140 Tel : (6632) 691403 (Auto 9 Lines)
PLANT OFFICE 9 M. 7 T.Maeramphueng, Bangsaphan, Prachuapkhirikhan 77140 Thailand Fax : (6632) 691416, 691421
http://www.ssi-steel.com

Our Ref: SEC. 062/2002 August 13, 2002

Re : Submission of reviewed financial statements of Sahaviriya Steel Industries PCL and Subsidiary for the quarter ended June 30, 2002 and explanation of difference in result of operation for the quarter ended June 30, 2002 and 2001

Attn : The President
The Stock Exchange of Thailand

We, Sahaviriya Steel Industries Public Company Limited, hereby submit our explanation of the causes of difference between the result of business operation for the quarter ended June 30, 2002 and 2001 which is higher than 20 percent as follows:

1) The company realized 5,504.0 million Baht revenue from sale of hot rolled coils (492,365 metric tonne at an averaged selling price of 11,179 Baht/MT), higher than 3,497.4 million Baht revenue during the same period in 2001 (331,326 MT at an averaged price of 10,556 Baht/MT). The company also recorded 76.6 million Baht sales of steel scrap compared with 46.2 million Baht during the same period of last year. The company and subsidiaries registered a gross profit from sales and service of 1,236.1 million Baht, compared with 309.2 million Baht gross profit from sales and service during the same period in 2001.

   The company and subsidiaries recorded 33.7 million Baht in other revenue (which included 21.0 million Baht gain from foreign exchange), while during the same period in 2001 the company recorded 14.5 million Baht in other revenue (which included 5.1 million Baht gain from foreign exchange)

2) Selling and administrative expenses of the company and subsidiaries amounted to 297.4 million Baht, compared with 129.6 million during the same period of last year Baht (which includes 5.1 million Baht reversal of provision for doubtful accounts).

3) The company and subsidiaries registered 972.3 million Baht profit before interest expenses and corporate income tax, compared with profit before interest expense and corporate income tax of 194.0 million Baht during the same period in 2001.

4) Interest expenses on short-term and long-term loan totaled 227.7 million Baht (consisting of 219.4 and 8.3 million Baht interest of the company and subsidiaries, respectively), lower than 254.4 million Baht interest expense during the same period in 2001 (consisting of 243.0 and 11.4 million Baht interest of the company and subsidiaries, respectively).

5) A subsidiary recorded accrued corporate income tax in the amount of 2.2 million Baht, compared with 1.2 million Baht during the same period in 2001.

6) The company and subsidiaries recorded gain before minority interest of 742.4 million Baht, compared with 61.5 million Baht loss during the same period in 2001.

7) After minority interest, the company and subsidiries realized a net profit of 711.1 million Baht, compared with a net loss of 82.5 million Baht during the same period last year.

8) The company recorded 70 million Baht gain from settlement of debts as an extraordinary item during the same period in 2001.

9) The company and subsidiaries registered a net profit of 711.1 million Baht, compared with a net loss of 12.5 million Baht in 2001.

From the above factors, the company's business operation in the quarter ended June 30, 2002 resulted in a net profit compared with a net loss during the same period in 2001 more than 20 percent, mainly due to increase in sales volume, metal spread between selling price and raw material cost though interest expenses is higher.

For your consideration.

Yours faithfully,

- Signature -	- Signature -
Mr. Kamol Juntima	Mr. Piya Viriyaprapaikit
Authorized Director	Authorized Director

บริษัท สหวิริยาสตีลอินดัสตรี จำกัด (มหาชน)
SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED
SSI
ISO 9002
ISO 14001
สำนักงานกรุงเทพ 28/1 อาคารประภาวิทย์ ชั้น 2-3 ถ.สุรศักดิ์ แขวงสีลม เขตบางรัก กรุงเทพฯ 10500 ทะเบียนเลขที่ บมจ. 315 Tel : (662) 2383063 (Auto 20 Lines), 6300280 (Auto 7 Lines)
HEAD OFFICE 28/1 Prapawit Bldg., 2-3 Fl., Surasak Rd., Silom, Bangrak, Bangkok 10500 Thailand Fax : (662) 2368890, 2368892, 6300287-8
โรงงาน 9 หมู่ 7 ต.แม่รำพึง อ.บางสะพาน จ.ประจวบคีรีขันธ์ 77140 Tel : (6632) 691403 (Auto 9 Lines)
PLANT OFFICE 9 M. 7 T.Maeramphueng, Bangsaphan, Prachuapkhirikhan 77140 Thailand Fax : (6632) 691416, 691421
http://www.ssi-steel.com

Our Ref: SEC. 062/2002 August 13, 2002

Re : Submission of reviewed financial statements of Sahaviriya Steel Industries PCL and Subsidiary for the quarter ended June 30, 2002 and explanation of difference in result of operation for the quarter ended June 30, 2002 and 2001

Attn : The President
The Stock Exchange of Thailand

We, Sahaviriya Steel Industries Public Company Limited, hereby submit our explanation of the causes of difference between the result of business operation for the quarter ended June 30, 2002 and 2001 which is higher than 20 percent as follows:

1) The company realized 5,504.0 million Baht revenue from sale of hot rolled coils (492,365 metric tonne at an averaged selling price of 11,179 Baht/MT), higher than 3,497.4 million Baht revenue during the same period in 2001 (331,326 MT at an averaged price of 10,556 Baht/MT). The company also recorded 76.6 million Baht sales of steel scrap compared with 46.2 million Baht during the same period of last year. The company and subsidiaries registered a gross profit from sales and service of 1,236.1 million Baht, compared with 309.2 million Baht gross profit from sales and service during the same period in 2001.

   The company and subsidiaries recorded 33.7 million Baht in other revenue (which included 21.0 million Baht gain from foreign exchange), while during the same period in 2001 the company recorded 14.5 million Baht in other revenue (which included 5.1 million Baht gain from foreign exchange)

2) Selling and administrative expenses of the company and subsidiaries amounted to 297.4 million Baht, compared with 129.6 million during the same period of last year Baht (which includes 5.1 million Baht reversal of provision for doubtful accounts).

3) The company and subsidiaries registered 972.3 million Baht profit before interest expenses and corporate income tax, compared with profit before interest expense and corporate income tax of 194.0 million Baht during the same period in 2001.

4) Interest expenses on short-term and long-term loan totaled 227.7 million Baht (consisting of 219.4 and 8.3 million Baht interest of the company and subsidiaries, respectively), lower than 254.4 million Baht interest expense during the same period in 2001 (consisting of 243.0 and 11.4 million Baht interest of the company and subsidiaries, respectively).

5) A subsidiary recorded accrued corporate income tax in the amount of 2.2 million Baht, compared with 1.2 million Baht during the same period in 2001.

6) The company and subsidiaries recorded gain before minority interest of 742.4 million Baht, compared with 61.5 million Baht loss during the same period in 2001.

7) After minority interest, the company and subsidiries realized a net profit of 711.1 million Baht, compared with a net loss of 82.5 million Baht during the same period last year.

8) The company recorded 70 million Baht gain from settlement of debts as an extraordinary item during the same period in 2001.

9) The company and subsidiaries registered a net profit of 711.1 million Baht, compared with a net loss of 12.5 million Baht in 2001.

From the above factors, the company's business operation in the quarter ended June 30, 2002 resulted in a net profit compared with a net loss during the same period in 2001 more than 20 percent, mainly due to increase in sales volume, metal spread between selling price and raw material cost though interest expenses is higher.

For your consideration.

Yours faithfully,

- Signature -	- Signature -
Mr. Kamol Juntima	Mr. Piya Viriyaprapaikit
Authorized Director	Authorized Director

บริษัท สหวิริยาสตีลอินดัสตรี จำกัด (มหาชน)
SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED

SSI

ISO 9002
ISO 14001

สำนักงานกรุงเทพ 28/1 อาคารประภาวิทย์ ชั้น 2-3 ถ.สุรศักดิ์ แขวงสีลม เขตบางรัก กรุงเทพฯ 10500 ทะเบียนเลขที่ บมจ. 315 Tel : (662) 2383063 (Auto 20 Lines), 6300280 (Auto 7 Lines)
HEAD OFFICE 28/1 Prapawit Bldg., 2-3 Fl., Surasak Rd., Silom, Bangrak, Bangkok 10500 Thailand Fax : (662) 2368890, 2368892, 6300287-8
โรงงาน 9 หมู่ 7 ต.แม่รำพึง อ.บางสะพาน จ.ประจวบคีรีขันธ์ 77140 Tel : (6632) 691403 (Auto 9 Lines)
PLANT OFFICE 9 M. 7 T.Maeramphueng, Bangsaphan, Prachuapkhirikhan 77140 Thailand Fax : (6632) 691416, 691421
http://www.ssi-steel.com

Our Ref: SEC. 062/2002 August 13, 2002

Re : Submission of reviewed financial statements of Sahaviriya Steel Industries PCL and Subsidiary for the quarter ended June 30, 2002 and explanation of difference in result of operation for the quarter ended June 30, 2002 and 2001

Attn : The President
The Stock Exchange of Thailand

We, Sahaviriya Steel Industries Public Company Limited, hereby submit our explanation of the causes of difference between the result of business operation for the quarter ended June 30, 2002 and 2001 which is higher than 20 percent as follows:

1) The company realized 5,504.0 million Baht revenue from sale of hot rolled coils (492,365 metric tonne at an averaged selling price of 11,179 Baht/MT), higher than 3,497.4 million Baht revenue during the same period in 2001 (331,326 MT at an averaged price of 10,556 Baht/MT). The company also recorded 76.6 million Baht sales of steel scrap compared with 46.2 million Baht during the same period of last year. The company and subsidiaries registered a gross profit from sales and service of 1,236.1 million Baht, compared with 309.2 million Baht gross profit from sales and service during the same period in 2001.

   The company and subsidiaries recorded 33.7 million Baht in other revenue (which included 21.0 million Baht gain from foreign exchange), while during the same period in 2001 the company recorded 14.5 million Baht in other revenue (which included 5.1 million Baht gain from foreign exchange)

2) Selling and administrative expenses of the company and subsidiaries amounted to 297.4 million Baht, compared with 129.6 million during the same period of last year Baht (which includes 5.1 million Baht reversal of provision for doubtful accounts).

3) The company and subsidiaries registered 972.3 million Baht profit before interest expenses and corporate income tax, compared with profit before interest expense and corporate income tax of 194.0 million Baht during the same period in 2001.

4) Interest expenses on short-term and long-term loan totaled 227.7 million Baht (consisting of 219.4 and 8.3 million Baht interest of the company and subsidiaries, respectively), lower than 254.4 million Baht interest expense during the same period in 2001 (consisting of 243.0 and 11.4 million Baht interest of the company and subsidiaries, respectively).

5) A subsidiary recorded accrued corporate income tax in the amount of 2.2 million Baht, compared with 1.2 million Baht during the same period in 2001.

6) The company and subsidiaries recorded gain before minority interest of 742.4 million Baht, compared with 61.5 million Baht loss during the same period in 2001.

7) After minority interest, the company and subsidiries realized a net profit of 711.1 million Baht, compared with a net loss of 82.5 million Baht during the same period last year.

8) The company recorded 70 million Baht gain from settlement of debts as an extraordinary item during the same period in 2001.

9) The company and subsidiaries registered a net profit of 711.1 million Baht, compared with a net loss of 12.5 million Baht in 2001.

From the above factors, the company's business operation in the quarter ended June 30, 2002 resulted in a net profit compared with a net loss during the same period in 2001 more than 20 percent, mainly due to increase in sales volume, metal spread between selling price and raw material cost though interest expenses is higher.

For your consideration.

Yours faithfully,

- Signature -	- Signature -
Mr. Kamol Juntima	Mr. Piya Viriyaprapaikit
Authorized Director	Authorized Director

บริษัท สหวิริยาสตีลอินดัสตรี จำกัด (มหาชน)
SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED
ISO 9002
ISO 14001
สำนักงานกรุงเทพ 28/1 อาคารประภาวิทย์ ชั้น 2-3 ถ.สุรศักดิ์ แขวงสีลม เขตบางรัก กรุงเทพฯ 10500 ทะเบียนเลขที่ บมจ. 315 Tel : (662) 2383063 (Auto 20 Lines), 6300280 (Auto 7 Lines)
HEAD OFFICE 28/1 Prapawit Bldg., 2-3 Fl., Surasak Rd., Silom, Bangrak, Bangkok 10500 Thailand Fax : (662) 2368890, 2368892, 6300287-8
โรงงาน 9 หมู่ 7 ต.แม่รำพึง อ.บางสะพาน จ.ประจวบคีรีขันธ์ 77140 Tel : (6632) 691403 (Auto 9 Lines)
PLANT OFFICE 9 M. 7 T.Maeramphueng, Bangsaphan, Prachuapkhirikhan 77140 Thailand Fax : (6632) 691416, 691421
http://www.ssi-steel.com

Our Ref: SEC. 062/2002 August 13, 2002

Re : Submission of reviewed financial statements of Sahaviriya Steel Industries PCL and Subsidiary for the quarter ended June 30, 2002 and explanation of difference in result of operation for the quarter ended June 30, 2002 and 2001

Attn : The President
The Stock Exchange of Thailand

We, Sahaviriya Steel Industries Public Company Limited, hereby submit our explanation of the causes of difference between the result of business operation for the quarter ended June 30, 2002 and 2001 which is higher than 20 percent as follows:

1) The company realized 5,504.0 million Baht revenue from sale of hot rolled coils (492,365 metric tonne at an averaged selling price of 11,179 Baht/MT), higher than 3,497.4 million Baht revenue during the same period in 2001 (331,326 MT at an averaged price of 10,556 Baht/MT). The company also recorded 76.6 million Baht sales of steel scrap compared with 46.2 million Baht during the same period of last year. The company and subsidiaries registered a gross profit from sales and service of 1,236.1 million Baht, compared with 309.2 million Baht gross profit from sales and service during the same period in 2001.

   The company and subsidiaries recorded 33.7 million Baht in other revenue (which included 21.0 million Baht gain from foreign exchange), while during the same period in 2001 the company recorded 14.5 million Baht in other revenue (which included 5.1 million Baht gain from foreign exchange)

2) Selling and administrative expenses of the company and subsidiaries amounted to 297.4 million Baht, compared with 129.6 million during the same period of last year Baht (which includes 5.1 million Baht reversal of provision for doubtful accounts).

3) The company and subsidiaries registered 972.3 million Baht profit before interest expenses and corporate income tax, compared with profit before interest expense and corporate income tax of 194.0 million Baht during the same period in 2001.

4) Interest expenses on short-term and long-term loan totaled 227.7 million Baht (consisting of 219.4 and 8.3 million Baht interest of the company and subsidiaries, respectively), lower than 254.4 million Baht interest expense during the same period in 2001 (consisting of 243.0 and 11.4 million Baht interest of the company and subsidiaries, respectively).

5) A subsidiary recorded accrued corporate income tax in the amount of 2.2 million Baht, compared with 1.2 million Baht during the same period in 2001.

6) The company and subsidiaries recorded gain before minority interest of 742.4 million Baht, compared with 61.5 million Baht loss during the same period in 2001.

7) After minority interest, the company and subsidiries realized a net profit of 711.1 million Baht, compared with a net loss of 82.5 million Baht during the same period last year.

8) The company recorded 70 million Baht gain from settlement of debts as an extraordinary item during the same period in 2001.

9) The company and subsidiaries registered a net profit of 711.1 million Baht, compared with a net loss of 12.5 million Baht in 2001.

From the above factors, the company's business operation in the quarter ended June 30, 2002 resulted in a net profit compared with a net loss during the same period in 2001 more than 20 percent, mainly due to increase in sales volume, metal spread between selling price and raw material cost though interest expenses is higher.

For your consideration.

Yours faithfully,

- Signature -	- Signature -
Mr. Kamol Juntima	Mr. Piya Viriyaprapaikit
Authorized Director	Authorized Director

บริษัท สหวิริยาสตีลอินดัสตรี จำกัด (มหาชน)
SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED

SSI

ISO 9002
ISO 14001

สำนักงานกรุงเทพ 28/1 อาคารประภาวิทย์ ชั้น 2-3 ถ.สุรศักดิ์ แขวงสีลม เขตบางรัก กรุงเทพฯ 10500 ทะเบียนเลขที่ บมจ. 315
HEAD OFFICE 28/1 Prapawit Bldg., 2-3 Fl., Surasak Rd., Silom, Bangrak, Bangkok 10500 Thailand
โรงงาน 9 หมู่ 7 ต.แม่รำพึง อ.บางสะพาน จ.ประจวบคีรีขันธ์ 77140
PLANT OFFICE 9 M. 7 T.Maeramphueng, Bangsaphan, Prachuapkhirikhan 77140 Thailand
http://www.ssi-steel.com

Tel : (662) 2383063 (Auto 20 Lines), 6300280 (Auto 7 Lines)
Fax : (662) 2368890, 2368892, 6300287-8
Tel : (6632) 691403 (Auto 9 Lines)
Fax : (6632) 691416, 691421

Our Ref: SEC. 062/2002 August 13, 2002

Re : Submission of reviewed financial statements of Sahaviriya Steel Industries PCL and Subsidiary for the quarter ended June 30, 2002 and explanation of difference in result of operation for the quarter ended June 30, 2002 and 2001

Attn : The President
The Stock Exchange of Thailand

We, Sahaviriya Steel Industries Public Company Limited, hereby submit our explanation of the causes of difference between the result of business operation for the quarter ended June 30, 2002 and 2001 which is higher than 20 percent as follows:

1) The company realized 5,504.0 million Baht revenue from sale of hot rolled coils (492,365 metric tonne at an averaged selling price of 11,179 Baht/MT), higher than 3,497.4 million Baht revenue during the same period in 2001 (331,326 MT at an averaged price of 10,556 Baht/MT). The company also recorded 76.6 million Baht sales of steel scrap compared with 46.2 million Baht during the same period of last year. The company and subsidiaries registered a gross profit from sales and service of 1,236.1 million Baht, compared with 309.2 million Baht gross profit from sales and service during the same period in 2001.

   The company and subsidiaries recorded 33.7 million Baht in other revenue (which included 21.0 million Baht gain from foreign exchange), while during the same period in 2001 the company recorded 14.5 million Baht in other revenue (which included 5.1 million Baht gain from foreign exchange)

2) Selling and administrative expenses of the company and subsidiaries amounted to 297.4 million Baht, compared with 129.6 million during the same period of last year Baht (which includes 5.1 million Baht reversal of provision for doubtful accounts).

3) The company and subsidiaries registered 972.3 million Baht profit before interest expenses and corporate income tax, compared with profit before interest expense and corporate income tax of 194.0 million Baht during the same period in 2001.

4) Interest expenses on short-term and long-term loan totaled 227.7 million Baht (consisting of 219.4 and 8.3 million Baht interest of the company and subsidiaries, respectively), lower than 254.4 million Baht interest expense during the same period in 2001 (consisting of 243.0 and 11.4 million Baht interest of the company and subsidiaries, respectively).

5) A subsidiary recorded accrued corporate income tax in the amount of 2.2 million Baht, compared with 1.2 million Baht during the same period in 2001.

6) The company and subsidiaries recorded gain before minority interest of 742.4 million Baht, compared with 61.5 million Baht loss during the same period in 2001.

7) After minority interest, the company and subsidiries realized a net profit of 711.1 million Baht, compared with a net loss of 82.5 million Baht during the same period last year.

8) The company recorded 70 million Baht gain from settlement of debts as an extraordinary item during the same period in 2001.

9) The company and subsidiaries registered a net profit of 711.1 million Baht, compared with a net loss of 12.5 million Baht in 2001.

From the above factors, the company's business operation in the quarter ended June 30, 2002 resulted in a net profit compared with a net loss during the same period in 2001 more than 20 percent, mainly due to increase in sales volume, metal spread between selling price and raw material cost though interest expenses is higher.

For your consideration.

Yours faithfully,

- Signature -	- Signature -
Mr. Kamol Juntima	Mr. Piya Viriyaprapaikit
Authorized Director	Authorized Director

บริษัท สหวิริยาสตีลอินดัสตรี จำกัด (มหาชน)
SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED

SSI

ISO 9002

ISO 14001

สำนักงานกรุงเทพ 28/1 อาคารประภาวิทย์ ชั้น 2-3 ถ.สุรศักดิ์ แขวงสีลม เขตบางรัก กรุงเทพฯ 10500 ทะเบียนเลขที่ บมจ. 315 Tel : (662) 2383063 (Auto 20 Lines), 6300280 (Auto 7 Lines)

HEAD OFFICE 28/1 Prapawit Bldg., 2-3 Fl., Surasak Rd., Silom, Bangrak, Bangkok 10500 Thailand Fax : (662) 2368890, 2368892, 6300287-8

โรงงาน 9 หมู่ 7 ต.แม่รำพึง อ.บางสะพาน จ.ประจวบคีรีขันธ์ 77140 Tel : (6632) 691403 (Auto 9 Lines)

PLANT OFFICE 9 M. 7 T.Maeramphueng, Bangsaphan, Prachuapkhirikhan 77140 Thailand Fax : (6632) 691416, 691421

http://www.ssi-steel.com

Our Ref: SEC. 062/2002 August 13, 2002

Re : Submission of reviewed financial statements of Sahaviriya Steel Industries PCL and Subsidiary for the quarter ended June 30, 2002 and explanation of difference in result of operation for the quarter ended June 30, 2002 and 2001

Attn : The President
The Stock Exchange of Thailand

We, Sahaviriya Steel Industries Public Company Limited, hereby submit our explanation of the causes of difference between the result of business operation for the quarter ended June 30, 2002 and 2001 which is higher than 20 percent as follows:

1) The company realized 5,504.0 million Baht revenue from sale of hot rolled coils (492,365 metric tonne at an averaged selling price of 11,179 Baht/MT), higher than 3,497.4 million Baht revenue during the same period in 2001 (331,326 MT at an averaged price of 10,556 Baht/MT). The company also recorded 76.6 million Baht sales of steel scrap compared with 46.2 million Baht during the same period of last year. The company and subsidiaries registered a gross profit from sales and service of 1,236.1 million Baht, compared with 309.2 million Baht gross profit from sales and service during the same period in 2001.

   The company and subsidiaries recorded 33.7 million Baht in other revenue (which included 21.0 million Baht gain from foreign exchange), while during the same period in 2001 the company recorded 14.5 million Baht in other revenue (which included 5.1 million Baht gain from foreign exchange)

2) Selling and administrative expenses of the company and subsidiaries amounted to 297.4 million Baht, compared with 129.6 million during the same period of last year Baht (which includes 5.1 million Baht reversal of provision for doubtful accounts).

3) The company and subsidiaries registered 972.3 million Baht profit before interest expenses and corporate income tax, compared with profit before interest expense and corporate income tax of 194.0 million Baht during the same period in 2001.

4) Interest expenses on short-term and long-term loan totaled 227.7 million Baht (consisting of 219.4 and 8.3 million Baht interest of the company and subsidiaries, respectively), lower than 254.4 million Baht interest expense during the same period in 2001 (consisting of 243.0 and 11.4 million Baht interest of the company and subsidiaries, respectively).

5) A subsidiary recorded accrued corporate income tax in the amount of 2.2 million Baht, compared with 1.2 million Baht during the same period in 2001.

6) The company and subsidiaries recorded gain before minority interest of 742.4 million Baht, compared with 61.5 million Baht loss during the same period in 2001.

7) After minority interest, the company and subsidiries realized a net profit of 711.1 million Baht, compared with a net loss of 82.5 million Baht during the same period last year.

8) The company recorded 70 million Baht gain from settlement of debts as an extraordinary item during the same period in 2001.

9) The company and subsidiaries registered a net profit of 711.1 million Baht, compared with a net loss of 12.5 million Baht in 2001.

From the above factors, the company's business operation in the quarter ended June 30, 2002 resulted in a net profit compared with a net loss during the same period in 2001 more than 20 percent, mainly due to increase in sales volume, metal spread between selling price and raw material cost though interest expenses is higher.

For your consideration.

Yours faithfully,

- Signature -	- Signature -
Mr. Kamol Juntima	Mr. Piya Viriyaprapaikit
Authorized Director	Authorized Director

SSI

บริษัท สหวิริยาสตีลอินดัสตรี จำกัด (มหาชน)
SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED

ISO 9002
ISO 14001

สำนักงานกรุงเทพ 28/1 อาคารประภาวิทย์ ชั้น 2-3 ถ.สุรศักดิ์ แขวงสีลม เขตบางรัก กรุงเทพฯ 10500 ทะเบียนเลขที่ บมจ. 315 Tel : (662) 2383063 (Auto 20 Lines), 6300280 (Auto 7 Lines)
HEAD OFFICE 28/1 Prapawit Bldg., 2-3 Fl., Surasak Rd., Silom, Bangrak, Bangkok 10500 Thailand Fax : (662) 2368890, 2368892, 6300287-8
โรงงาน 9 หมู่ 7 ต.แม่รำพึง อ.บางสะพาน จ.ประจวบคีรีขันธ์ 77140 Tel : (6632) 691403 (Auto 9 Lines)
PLANT OFFICE 9 M. 7 T.Maeramphueng, Bangsaphan, Prachuapkhirikhan 77140 Thailand Fax : (6632) 691416, 691421
http://www.ssi-steel.com

Our Ref: SEC. 062/2002 August 13, 2002

Re : Submission of reviewed financial statements of Sahaviriya Steel Industries PCL and Subsidiary for the quarter ended June 30, 2002 and explanation of difference in result of operation for the quarter ended June 30, 2002 and 2001

Attn : The President
The Stock Exchange of Thailand

We, Sahaviriya Steel Industries Public Company Limited, hereby submit our explanation of the causes of difference between the result of business operation for the quarter ended June 30, 2002 and 2001 which is higher than 20 percent as follows:

1) The company realized 5,504.0 million Baht revenue from sale of hot rolled coils (492,365 metric tonne at an averaged selling price of 11,179 Baht/MT), higher than 3,497.4 million Baht revenue during the same period in 2001 (331,326 MT at an averaged price of 10,556 Baht/MT). The company also recorded 76.6 million Baht sales of steel scrap compared with 46.2 million Baht during the same period of last year. The company and subsidiaries registered a gross profit from sales and service of 1,236.1 million Baht, compared with 309.2 million Baht gross profit from sales and service during the same period in 2001.

   The company and subsidiaries recorded 33.7 million Baht in other revenue (which included 21.0 million Baht gain from foreign exchange), while during the same period in 2001 the company recorded 14.5 million Baht in other revenue (which included 5.1 million Baht gain from foreign exchange)

2) Selling and administrative expenses of the company and subsidiaries amounted to 297.4 million Baht, compared with 129.6 million during the same period of last year Baht (which includes 5.1 million Baht reversal of provision for doubtful accounts).

3) The company and subsidiaries registered 972.3 million Baht profit before interest expenses and corporate income tax, compared with profit before interest expense and corporate income tax of 194.0 million Baht during the same period in 2001.

4) Interest expenses on short-term and long-term loan totaled 227.7 million Baht (consisting of 219.4 and 8.3 million Baht interest of the company and subsidiaries, respectively), lower than 254.4 million Baht interest expense during the same period in 2001 (consisting of 243.0 and 11.4 million Baht interest of the company and subsidiaries, respectively).

5) A subsidiary recorded accrued corporate income tax in the amount of 2.2 million Baht, compared with 1.2 million Baht during the same period in 2001.

6) The company and subsidiaries recorded gain before minority interest of 742.4 million Baht, compared with 61.5 million Baht loss during the same period in 2001.

7) After minority interest, the company and subsidiries realized a net profit of 711.1 million Baht, compared with a net loss of 82.5 million Baht during the same period last year.

8) The company recorded 70 million Baht gain from settlement of debts as an extraordinary item during the same period in 2001.

9) The company and subsidiaries registered a net profit of 711.1 million Baht, compared with a net loss of 12.5 million Baht in 2001.

From the above factors, the company's business operation in the quarter ended June 30, 2002 resulted in a net profit compared with a net loss during the same period in 2001 more than 20 percent, mainly due to increase in sales volume, metal spread between selling price and raw material cost though interest expenses is higher.

For your consideration.

Yours faithfully,

- Signature -	- Signature -
Mr. Kamol Juntima	Mr. Piya Viriyaprapaikit
Authorized Director	Authorized Director